Exhibit 12

XEROX CORPORATION

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock and our Series C mandatory convertible preferred stock. The Series B dividends are tax deductible and, as such, are equivalent to the pre-tax earnings required to cover such dividends. The Series B convertible preferred stock was redeemed and converted to common stock as of May 27, 2004 and, as such, there will be no future dividends beyond such date.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2005	2004	2005	2004
Fixed charges:
Interest expense	$145	$170	$292	$354
Portion of rental expense which represents interest factor	18	24	37	44

Total Fixed charges	$163	$194	$329	$398

Earnings available for fixed charges:
Earnings	$137	$299	$463	$531
Adjusted for: Distributed (undistributed) equity income of unconsolidated affiliates	2	(11)	(33)	(34)
Add: Fixed charges before preferred stock dividends	163	194	329	398

Total Earnings available for fixed charges	$302	$482	$759	$895

Ratio of earnings to fixed charges	1.85	2.48	2.31	2.25

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2005	2004	2005	2004
Fixed charges:
Interest expense	$145	$170	$292	$354
Portion of rental expense which represents interest factor	18	24	37	44

Total Fixed charges before preferred stock dividends pre-tax income requirement	163	194	329	398
Preferred stock dividends pre-tax income requirements	24	30	47	63

Total Combined fixed charges and preferred stock dividends	$187	$224	$376	$461

Earnings available for fixed charges:
Earnings	$137	$299	$463	$531
Adjusted for: Distributed (undistributed) equity income of unconsolidated affiliates	2	(11)	(33)	(34)
Add: Fixed charges before preferred stock dividends	163	194	329	398

Total Earnings available for fixed charges	$302	$482	$759	$895

Ratio of earnings to combined fixed charges and preferred stock dividends	1.61	2.15	2.02	1.94